August 14, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Mr. David Manion

Re:        Advisors’ Inner Circle Fund II (File No. 811-07102)

 Advisors’ Inner Circle Fund III (File No. 811-22920)

Mr. Manion:

This letter responds to comments given by you to Brian Galm, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to The Advisors’ Inner Circle Fund II and The Advisors’ Inner Circle Fund III (the “Trusts”), in a telephone conversation on July 10, 2020. SEI provides the Trusts and the Funds (each a “Fund,” and collectively the “Funds”) with administrative and accounting services, officers, and other personnel, and submits these responses on behalf of the Trusts and the Funds.

The comments provided relate to the Trusts’ annual reports as of July 31, 2019, September 30, 2019, October 31, 2019, and December 31, 2019, filed on Form N-CSR (the “Reports”) and related filings of the Trusts. Comments provided specifically relate to the below Funds, but such comments, to the extent applicable, should be applied to all Funds in the Trusts going forward. All Funds are a Series of the Trust.

Advisors’ Inner Circle Fund II	Reaves Utilities and Energy Infrastructure Fund
Advisors’ Inner Circle Fund II	Cardinal Small Cap Value Fund
Advisors’ Inner Circle Fund III	GQG Partners Emerging Markets Equity Fund
Advisors’ Inner Circle Fund III	GQG Partners US Select Quality Equity Fund
Advisors’ Inner Circle Fund III	GQG Partners Global Quality Equity Fund
Advisors’ Inner Circle Fund III	SGA International Equity Fund
Advisors’ Inner Circle Fund III	KBI Global Investors Aquarius Fund
Advisors’ Inner Circle Fund III	RWC Global Emerging Equity Fund
Advisors’ Inner Circle Fund III	Aegon Emerging Markets Debt Fund
Advisors’ Inner Circle Fund III	Aegon Short Duration High Yield Fund
Advisors’ Inner Circle Fund III	Mesirow Financial High Yield Fund
Advisors’ Inner Circle Fund III	Mesirow Financial Small Cap Value Sustainability Fund
Advisors’ Inner Circle Fund III	Nicholas Partners Small Cap Growth Fund

©2020 SEI	1

Advisors’ Inner Circle Fund III	Fiera Capital Diversified Alternatives Fund
Advisors’ Inner Circle Fund III	Ninety One (f/k/a Investec) Emerging Markets Equity Fund
Advisors’ Inner Circle Fund III	Ninety One (f/k/a Investec) Global Franchise Fund
Advisors’ Inner Circle Fund III	MetLife Core Plus Fund
Advisors’ Inner Circle Fund III	PineBridge Dynamic Asset Allocation Fund
Advisors’ Inner Circle Fund III	Aperture Discover Equity Fund
Advisors’ Inner Circle Fund III	Aperture Endeavour Equity Fund
Advisors’ Inner Circle Fund III	Aperture New World Opportunities Fund
Advisors’ Inner Circle Fund III	Penn Mutual AM Strategic Income Fund

We have reproduced the substance of your comments below, followed by the Trusts’ responses.

SEC Comment 1

Certain sector concentrations for the GQG Partners Funds (the GQG Partners Global Quality Equity Fund, the GQG Partners US Select Quality Equity Fund, and the GQG Partners Emerging Markets Equity Fund) and the Ninety One Global Franchise Fund are greater than 25%. Please enhance the principal risk disclosures for sector risk in future shareholder reports and the prospectuses for these Funds.

Trust Response to Comment 1

We will confirm with each of the advisers to the GQG Partners Fund and the Ninety One Global Franchise Fund whether the adviser views focusing in a particular sector as either: (a) just a result of the then-current investment opportunities identified by the Fund’s portfolio management team, as opposed to a principal investment strategy of the Fund to invest in the identified sectors; or (b) a true principal investment strategy or risk of the Fund.

In the event that a Fund’s adviser confirms that a certain sector concentration for the Fund that is greater than 25% as of the end of the applicable reporting period does represent a true principal investment strategy or risk of the Fund, we will work with the Fund’s adviser to enhance, as appropriate, the principal risk disclosures for sector risk in future Fund shareholder reports and Fund prospectuses.

SEC Comment 2

The GQG Partners Emerging Markets Equity Fund holds an investment in a South Korean exchange-listed fund (the Macquarie Korea Infrastructure Fund). Please discuss in the Fee Table for this GQG Partners Fund the “Acquired Fund Fees & Expenses” (“AFFE”) for this GQG Partners Fund and confirm that the AFFE amount is immaterial in the most-recent prospectus.

Trust Response to Comment 2

The Trust confirms that the AFFE is immaterial in the most-recent prospectus and will continue to monitor each annual update and will include AFFE in the fee table if the amount is greater than 1bps.

©2020 SEI	2

SEC Comment 3

The advisory fees paid by the KBI Global Investors Aquarius Fund, for the period-ended July 31, 2019, was approximately $235,000. The amounts waived for this KBI Fund, for the period-ended July 31, 2019, was approximately $198,000 net fee of $37,000. Please discuss how the payable of $46,000 at July 31, 2019 is possible and discuss the accounting and timing of the fees waived and payable.

Trust Response to Comment 3

The difference is due to the payment of the deferred offering costs by the Advisor on behalf of the Fund. The Advisor directly paid the deferred offering costs for the Fund in November 2018, but GAAP requires these amounts to be capitalized and amortized over the first 12 months of the Fund’s operations. In order to properly reflect that the amounts were paid by the Advisor, they are included in the “Due to Advisor” line on the Statement of Assets and Liabilities.

SEC Comment 4

The Aegon Emerging Markets Debt Fund holds two securities that are classified under China as variable rate. The investments show a benchmark rate of US/Treasury Yield curve rate Constant 5yr + fixed; however, the rate at the end of period is less than fixed amount. Please explain how the rate can be less than fixed amount.

Trust Response to Comment 4

These two assets are fixed to float rate bonds, and are currently at a fixed rate until 2022. The lower rates are the current fixed rate the bond is accruing at, with the higher rates shown being what they will convert to when they turn variable in 2022. The vendor file we receive provided both the current rate as well as the future rates, which is why both are shown. Going forward, only the current rate as of period end will be displayed.

SEC Comment 5

The Mesirow Financial Small Cap Value Sustainability Fund added an environmental, social and governance (“ESG”) investment strategy effective as of July 30, 2019. Did the addition of this new strategy cause significant portfolio repositioning to meet the strategy?

Trust Response to Comment 5

The portfolio, pre and post adoption of the ESG strategy, was managed in the same manner strategically and tactically. Because the fund had already place considerable importance on ESG factors in the analysis of securities, there was no significant portfolio repositioning needed to meet the new strategy. In anticipation of explicitly adding the ESG strategy to the portfolio, there were several deletions of individual securities that did not meet our sustainability criteria. These changes amounted to less than 10% of the portfolio’s market value.

SEC Comment 6

The Mesirow Financial High Yield Fund had LIBOR rates in September 2019 around 2%; however, the rates for LIBOR-based rates were equal to the fixed portion of the variable rates (i.e., LIBOR +2% showing as 2%). Please explain.

Trust Response to Comment 6

The security description for loans is inadvertently showing the all in rate twice. The description should show the all in rate, then what makes up the all in rate which in this case would be LIBOR plus the spread. We have made this correction going forward.

©2020 SEI	3

SEC Comment 7

Please confirm in correspondence that Mesirow Financial High Yield Fund has adopted ASU 2017-8 and what the impact of this adoption has been on this Fund. This Fund would not have adopted ASU 2017-8 during the review, but would have been adopted ASU 2017-8 in the current fiscal year.

Trust Response to Comment 7

During the current fiscal period, ASU 2017-08 became effective for the Funds and it did not have a material impact on the Funds’ financial statements.

SEC Comment 8

In regard to the Fiera Capital Diversified Alternative Fund, the Aperture New World Opportunities Fund, and the Aperture Endeavour Equity Fund, Instruction 7(i) of Item 27(b)(1) of the Form N-1A Instructions states, in regard to the “Management’s Discussion of Fund Performance” (the “MDFP”), that the MDFP should “Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”

Accordingly, for the Fiera Fund and the Aperture Funds, please ensure that, going forward, the MDFP for the Fund discusses those investments, including the usage of derivatives, which have had a material impact on the Fund’s performance during the fiscal year.

Trust Response to Comment 8

The Trust has agreed, in regard to the MDFPs for the Fiera Fund and the Aperture Funds, that, going forward, the MDFP for each of these Funds shall discuss, as appropriate, those investments of the Fund, including the usage of derivatives, which have had a material impact on the Fund’s performance during the fiscal year covered by the MDFP.

SEC Comment 9

The Form N-CEN Filings for the Funds with the Fiscal-Year-Ended September 30, 2019, did not include the Auditor’s Internal Control Reports-Letters. The Forms N-CEN for these Funds need to be amended and re-filed.

The Form N-CEN Filing for the Aperture Funds, with the Fiscal-Year-Ended December 31, 2019, did not include the BBD Auditor’s Internal Control Reports-Letters. The Form N-CEN for these Aperture Funds need to be amended and re-filed.

Trust Response to Comment 9

The Trusts have agreed to amend and to re-file the above-mentioned Form N-CEN Filings so as to include the appropriate Auditor’s Internal Control Reports-Letters.

©2020 SEI	4

SEC Comment 10

For Aperture New World Opportunities Fund and Aperture Endeavour Equity Fund, please explain in correspondence why the performance fees reported are for less than the one-year measurement period.

Please explain in correspondence why the performance period is a fixed period and not a rolling period.

Trust Response to Comment 10

As disclosed in the Funds’ prospectus under the heading “Investment Adviser,” (i) the initial performance measurement period for the Aperture New World Opportunities Fund is from the fourteenth day following the date the Institutional Shares of the New World Opportunities Fund commenced investment operations through December 31, 2019, and (ii) the initial performance measurement period for the Aperture Endeavor Equity Fund is the day following the date the Endeavour Equity Fund commenced investment operations through December 31, 2019. Thereafter the performance measurement period for each Fund is the 12-month period beginning on the first day in the month of January through December 31 of the same year. Accordingly, the performance fees for each Fund have been reported for the initial performance period of such Fund, which is less than one year.

As stated by the SEC in the leading guidance regarding fulcrum fee structures, IAA Rel. No. 315, Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements (Apr. 06, 1972) (the “1972 Release”), while use of at least a one year interval minimizes the possibility that payments will be based upon random or short term fluctuations, fulcrum fees are not subject to a minimum performance period under section 205 of the Investment Advisers Act of 1940 (the “Advisers Act”). The SEC staff reiterated this position in a 1994 no-action letter, stating that an adviser using a fulcrum fee arrangement would not have to adhere to a full year performance period before charging a performance fee to a client as required by the provisions of Rule 205-3 under the Advisers Act in place at that time. (See Zuckerman, Gerald, SEC No-Action Letter (pub. avail. Feb. 1, 1994)): “If you incorporate a fulcrum fee compensation arrangement, you would not have to adhere to the one year performance period requirement of Rule 205-3.”).

The performance period is a fixed period and not a rolling period because that is the arrangement to which the Trust and the Adviser have agreed. Fulcrum fee arrangements are not required to utilize a rolling performance period, as discussed in the 1972 Release (“Section 205 of the Advisers Act does not specify that either a rolling period or a flat period be used.”).

SEC Comment 11

The Penn Mutual AM Strategic Income Fund’s Website, as of July 10, 2020, provides a link to the Fund’s Prospectus that is dated May 1, 2019, rather than the Fund’s most-current Prospectus, dated May 1, 2020.

Trust Response to Comment 11

The Penn Mutual AM Strategic Income Fund’s Website has been updated so as to provide a link to the Fund’s most-current Prospectus that is dated May 1, 2020. (Please refer also to the Supplement, dated July 30, 2020, to the Fund’s Prospectus and Statement of Additional Information, dated May 1, 2020, that was filed with the Securities and Exchange Commission on July 30, 2020 in regard to the Fund’s Website.)

©2020 SEI	5

SEC Comment 12

For the Penn Mutual AM Strategic Income Fund, please discuss in correspondence how the ICE 3-Month USD LIBOR Index is an appropriate Index for this fund given its Investment Objective and Investment Strategies. Please refer to Form N-1A, Item 27(7)(ii) (A), Instruction 5 reference to an appropriate broad-based securities market index.

Trust Response to Comment 12

The ICE USD 3-month LIBOR Index is an appropriate benchmark for the Penn Mutual AM Strategic Income Fund (‘Fund”) due to the Fund’s focus on generating consistent absolute returns with more limited exposure to duration or interest rate risk versus more traditional active bond strategies. Our relative value strategy focuses on identifying the most attractive securities and sectors in the U.S. fixed income markets without tracking a specific bond index. We use a combination of bottom-up fundamental credit analysis with top-down oriented duration and yield curve management to generate attractive total return and capital appreciation.

We will transition the Fund’s benchmark to an alternative short-term reference rate (such as SOFR) upon the elimination of LIBOR, most likely at the end of 2021.

Please contact Stephen Connors at (610) 676-3632 if you have any questions or comments.

Very truly yours,

/s/ Stephen Connors

Stephen Connors
Treasurer, Controller and Chief Financial Officer
Advisors’ Inner Circle Fund II
Advisors’ Inner Circle Fund III

cc:	Michael Beattie Russell Emery James Bernstein

©2020 SEI	6